Exhibit 99.1

Voting Results of 2021 Annual General Meeting

At Alibaba Group Holding Limited’s (the “Company”) annual general meeting of shareholders held on September 17, 2021 (the “AGM”), the Company’s shareholders:

•	elected each of Joseph C. TSAI, J. Michael EVANS and E. Börje EKHOLM to serve as Group I director for a three year term, or until their successors are elected or appointed or duly qualified; and

•	ratified the appointment of PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2022.

A total of approximately 19 billion ordinary shares, including those underlying ADSs, representing approximately 87% of the ordinary shares issued and outstanding as of August 4, 2021, the record date, were present in person or by proxy at the AGM. The results of the votes are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Election of Directors
Joseph C. TSAI (Group I)	13,897,560,308	73.4%	4,976,533,404	26.3%	53,116,236	0.3%
J. Michael EVANS (Group I)	15,429,058,182	81.5%	3,444,337,350	18.2%	53,814,416	0.3%
E. Börje EKHOLM (Group I)	15,804,430,590	83.5%	3,109,508,486	16.4%	13,270,872	0.1%
Ratification of appointment of
PricewaterhouseCoopers as
Independent Registered Public
Accounting Firm for Fiscal Year 2022	18,192,965,177	96.1%	723,380,095	3.8%	10,999,276	0.1%

Daniel Zhang, Chairman and Chief Executive Officer, as the person designated by the Company, was granted a discretionary proxy by Citibank, N.A., the depositary of the ADSs, pursuant to the Deposit Agreement governing the ADSs, to vote the ordinary shares underlying approximately 585 million ADSs for which no voting instructions were given by the holders, and he exercised the discretionary proxy to vote in favor of each of the proposals submitted for shareholder approval at the AGM.